Confidential Treatment of Portions of this Letter Has Been Requested by Bob Evans Farms, Inc. Pursuant to 17 C.F.R. §200.83. A “*” denotes an omission.

April 10, 2012

Filed via Edgar

David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, NE

Washington, DC 20549

Re:	Bob Evans Farms, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2011
Filed June 28, 2011
File No. 000-01667

Dear Mr. Humphrey:

Below please find our responses to the comments, dated March 12, 2012, of the staff of the Securities and Exchange Commission relating to the above referenced filings of Bob Evans Farms, Inc. As requested, we have tried to provide detailed responses to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to each of our responses.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Securities and Exchange Commission

April 10, 2012

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Bob Evans Farms, Inc.” and each page is marked for the record with the identifying numbers and code “BEF-1” through “BEF-7.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

All notices and orders regarding the confidential treatment request should be sent to:

Bob Evans Farms, Inc.

Attention: General Counsel

3776 South High Street

Columbus, Ohio 43207

Phone: (614) 491-2225

Item 6. Selected Financial Data, page 34

1. Please describe (or cross reference to a discussion of) any factors that materially affect the comparability of the information reflected in selected financial data. Specifically, it appears that impairment charges have materially affected your results of operations. See Instruction 2 of Item 301 of Regulation S-K.

Company Response:

We concur that impairment and reorganization charges impact the comparability of our results of operations. The impacts of such charges have been discussed throughout our Management’s Discussion and Analysis and Notes to Consolidated Footnotes. In future 10-K filings, we will add “Asset Impairment and Reorganization Charges” to our table in Item 6 Selected Financial Data.

New Sales, page 37

2. Please explain to us your disclosure on page 39 that you will “continue to work [y]our remodel approach at Mimi’s that will conclusively drive sales growth.” We note disclosure on page 44 which states that you “do not plan to open, rebuild or remodel any Mimi’s.”

Company Response:

Our statement “We will continue to work our remodel approach at Mimi’s that will conclusively drive sales growth” is part of our ongoing strategy to invest capital in both of our restaurant concepts when there is an appropriate return on investment. At the time of filing the Form 10-K, we did not have any Mimi’s Café remodels scheduled. However, we leveraged our experience from our Bob Evans Restaurant remodels, and invested in prototype designs and focus groups to begin planning for future Mimi’s Café remodels with an appropriate return on investment. In our Fiscal 2012 Form 10-K we will add to our disclosure, “We now anticipate that we will complete one Mimi’s Café remodel in fiscal 2012 and will complete additional Mimi’s Café remodels in fiscal 2013”.

Rule 83 Confidential Treatment Request Made by Bob Evans Farms, Inc.: BEF-2

Securities and Exchange Commission

April 10, 2012

Liquidity and Capital Resources, page 43

3. When discussing your expected capital expenditures for fiscal 2012, you state that you plan to build six new Bob Evans Restaurants and also plan to rebuild three and remodel 56 existing Bob Evans Restaurants. In addition, you state that you do not plan to open, rebuild or remodel any Mimi’s locations. Please expand this discussion to describe the factors that management considered when it decided to allocate substantial resources to expanding its Bob Evans Restaurants operating segment while allocating no resources to the expansion of its Mimi’s operating segment.

Company Response:

As noted in our response to question #2 above, our ongoing long-term strategy is to invest capital when there is an appropriate return on investment. In future filings, we will expand the discussion in Liquidity and Capital Resources to say “Capital investment decisions are made based on attaining a certain return on investment”. Prior to investing heavily in Bob Evan’s restaurants, prototype designs were completed over several years to determine the appropriate level of investment in order to maximize our return on investment. We are utilizing this same approach in making capital investment decisions at Mimi’s Café, as we do with the entire enterprise. We completed one Mimi’s Café remodel in fiscal 2012 and anticipate we will complete additional Mimi’s Café remodels in fiscal 2013.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 53

Segment Information, page 53

4. We note that you have aggregated the Bob Evans Restaurants and Mimi’s operating segments into a single reporting segment. In this regard, we also note the following disclosures, which indicate that your operating segments may have dissimilar economic characteristics: [Seven examples from the SEC comment letter are not shown].

The disclosures noted above suggest that the restaurant level economics for your Bob Evans Restaurants and Mimi’s locations have significantly shifted over the past few years. They also suggest the operating margins of these two operating segments may be dissimilar. Due to these and other factors, aggregation may be precluded. Please revise, as appropriate. If you believe that continued aggregation is justified, please provide us with your analysis. Such analysis should include, but not be limited to, a summary of the revenue, operating income and operating margins (as a percentage of revenue) of your two operating segments for each of the last five fiscal years. Please also address each of the aggregation criteria set forth in ASC 280-10-50-11.

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Securities and Exchange Commission

April 10, 2012

Company Response:

As referenced in Accounting Standards Codification (ASC) 280, Segment Reporting, Operating segments may be aggregated if the segments have similar economic characteristics and are similar in each of the following areas:

•	Similar products/services

•	Similar production processes

•	Similar types of customers

•	Similar methods used to distribute products.

•	If applicable, the nature of the regulatory environment, for example banking, insurance, or public utilities

We believe, based on the following, that the restaurant level economics for Bob Evans Restaurants and Mimi’s Café have not significantly shifted over the past few years and that we continue to appropriately aggregate these two operating segments in accordance with ASC 280.

Similar economic characteristics

ASC 280 states that similar long-term average gross margin is a good indicator of similar economic characteristics but that it is also a matter of judgment that is dependent on specific facts and circumstances. In our analysis, we look at gross margin as well as sales trends to determine that Bob Evans Restaurants and Mimi’s Café have similar economic characteristics. We believe that gross margin and sales trends are more meaningful characteristics of economic similarity than operating margin, because operating margin is impacted by the allocation of corporate overhead costs and one-time charges, such as asset impairments and reorganization costs. Gross margin and sales trends give a true picture of how the core operations of the restaurants are performing, and senior management receives this information daily in order to measure performance, identify current trends and developments and make operations decisions in response. Such information is also used to identify longer-term trends in the operations of both chains.

The gross margin for Bob Evans and Mimi’s Café are *% and *%, respectively, for the year-to-date period ended January fiscal 2012, within the 10% quantitative guideline. Additionally, the long-term average gross margin over the last five fiscal years for Bob Evans and Mimi’s Café are *% and *%, respectively. Bob Evans Restaurants and Mimi’s Café are projected to have similar gross margins year-to-date for fiscal 2012 of *% and *%, respectively, and in the fiscal year 2013 budget of *% and *%, respectively.

Rule 83 Confidential Treatment Request Made by Bob Evans Farms, Inc.: BEF-4

Securities and Exchange Commission

April 10, 2012

Sales trends are also similar for both concepts. Both chains have experienced top line losses over the last few years as consumers have pulled back spending in the face of the challenged economic conditions. Bob Evans Restaurants and Mimi’s Café are projected to achieve single digit positive sales growth in the upcoming year, of approximately *% and *%, respectively.

The following table summarizes sales, gross margin and operating margin for Bob Evans Restaurants and Mimi’s Café.

(dollars in millions)
	Bob Evans Restaurants					Mimi’s Café
	Revenue	Gross Margin		Operating Income		Revenue	Gross Margin		Operating Income

9 Months YTD FY 2012	*	*	*	*	*	*	*	*	*	*

FY 2011	*	*	*	*	*	*	*	*	*	*

FY 2010	*	*	*	*	*	*	*	*	*	*

FY 2009	*	*	*	*	*	*	*	*	*	*

FY 2008	*	*	*	*	*	*	*	*	*	*

FY 2007	*	*	*	*	*	*	*	*	*	*

Average FY 2007-2011	*	*	*	*	*	*	*	*	*	*

Average Projected FY 2013-FY 2117	*	*	*	*	*	*	*	*	*	*

[1]	Included a pretax charge of $* million and $* million related to the impairment of assets at Bob Evans Restaurants and Mimi’s Café, respectively.
[2]	Included a pretax charge of $* million related to the impairment of assets at Bob Evans Restaurants.
[3]	Included a pretax charge of $* million related to the impairment of goodwill and other intangible assets and $* million related to impairment of assets at Mimi’s Café.

Similar products/services

Bob Evans Restaurants and Mimi’s Café operate full-service restaurants that offer our customers a unique dining experience by serving a variety of high-quality, reasonably priced meals. Both restaurants have three day parts, serving breakfast, lunch and dinner, in a family-friendly setting that focuses on a service and people-first culture, and are led by shared management teams and a centralized Operations Services group that manages labor and food in each chain. Our Operations Services group, which is led by the president and chief restaurant operations officer, develops “one BEST way” solutions by standardizing operations processes across both restaurant concepts and ensuring that all new procedures and tools are “restaurant ready.” For example, both restaurants are implementing the same electronic kitchen display system which standardizes recipes and schedules cook timing and times. Both chains are relying on value messaging to attract and retain guests, tapping into guest desire for meals that are value priced, but still satisfying. Average guest checks for both brands are increasing as the result of modest pricing as well as both brands pursuing similar initiatives. These initiatives include carryout sales, in an effort to tap into guest trends to eat at home, expanded bakeries and baked goods offerings. Both chains are also pursuing expanding beyond their current baby boomer generation by targeting young families and being family-friendly by offering kid’s meals and kid’s night.

Rule 83 Confidential Treatment Request Made by Bob Evans Farms, Inc.: BEF-5

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April 10, 2012

Similar production processes

To help control costs and obtain competitive prices, our supply chain team negotiates directly with our suppliers on behalf of both Bob Evans Restaurants and Mimi’s Café. In many instances, we have consolidated recipes between the two brands and also standardized many common ingredients. The president and chief restaurant operations officer leads our Operations Services group, which develops “one BEST way” solutions by standardizing operations processes across both restaurant concepts and ensuring that all new procedures and tools are “restaurant ready.” In addition, our centralized supply chain group has consolidated numerous recipes, suppliers, products and packaging for both restaurants in an effort to standardize processes. The restaurants also share a number of common corporate services including; legal, food safety, information technology, risk management, internal audit, human resources including recruiting, treasury and accounting. Many restaurant managers, area managers and regional managers are also shared between the restaurant concepts.

Similar types of customers

We manage Bob Evans Restaurants and Mimi’s Café with an eye on customer satisfaction and offer a family-friendly atmosphere to a customer-base that is similar in key demographics. Both restaurants have volume primarily driven by on-premise dining, and both are expanding their off-premise presence. Our goal is that all of our customers feel at home with us. Guests of both chains are economically sensitive to changes in gas prices and unemployment. Those guests tend to be older, primarily from the baby boomer generation and as a result, particularly sensitive to economic conditions. Because neither brand is able to advertise nationally, they use the same approach to reaching guests including focused local mailings, local media where cost effective and digital marketing. Both brands use a common advertising agency that coordinates activity and shares best practices, have developed email lists to target specific loyal customers with promotions and brand news and use the same service provider to support their on-line ordering systems. In addition, both brands are pursuing cause marketing charity in an effort to increase brand awareness without relying on national advertising. Finally, Bob Evans Restaurants and Mimi’s Café have an over-lapping competitor base.

Similar methods used to distribute products

BEF Foods, our retail food product operations, manufactures sausage and certain other food products for both Bob Evans Restaurants and Mimi’s Café, which are distributed to them by two third parties which distribute to both concepts. These third parties distribute food, non-food and other inventory items to our restaurants twice a week, on average. Our distributors purchase products from the suppliers our centralized supply chain specifies, at the prices our centralized supply chain negotiates, and distribute them to our restaurants on a cost-plus basis. The distributors are common between the restaurant brands, with all restaurants east of the Mississippi using a common distributor.

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Securities and Exchange Commission

April 10, 2012

If applicable, the nature of the regulatory environment, for example banking, insurance, or public utilities

Bob Evans Restaurants and Mimi’s Café are both subject to licensing and regulation by a number of governmental authorities, including health, sanitation, environmental, zoning and public safety agencies. In addition they are subject to the Fair Labor Standards Act, and American with Disabilities Act.

In summary, we believe that Bob Evans Restaurants and Mimi’s Café have met, and are projected to continue to meet, the operating segment aggregation criteria, as both operating segments have similar qualitative and economic characteristics outlined above.

We acknowledge that Bob Evans Farms, Inc. is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Bob Evans Farms, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust that you will find that we have been appropriately responsive to your comments. Please feel free to contact the undersigned at (614) 492-7521 at your convenience if you have any questions regarding this response.

Sincerely,

Bob Evans Farms, Inc.

/s/Kevin C. O’Neil

Kevin C. O’Neil, Vice President,

General Counsel and Corporate Secretary

cc: A. Geddes, Securities and Exchange Commission

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